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                             April 15, 2022

       Calvin Cooper
       Chief Executive Officer
       Rhove Real Estate 1, LLC
       629 N. High Street, 6th Floor
       Columbus, Ohio 43215

                                                        Re: Rhove Real Estate
1, LLC
                                                            Amendment No. 6 to
Offering Statement on Form 1-A
                                                            Filed March 28,
2022
                                                            File No. 024-11645

       Dear Mr. Cooper:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2022 letter.

       Amended Offering Statement on Form 1-A

       Offering Summary, page 18

   1. We noted only minor revisions in response to prior comment 1; therefore, we reissue the comment. Given your
revised disclosure that you will not seek REIT status for the initial two series, please
revise your summary and risk factor disclosure to explain clearly and prominently the
implications for investors of not qualifying as a REIT including the impact of taxes on such
investments and your competitive position.
       U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 99

   2. It remains unclear from your revised disclosure whether you may qualify additional series as REITs. If you do not
intend to do so please state that clearly. If you may do so, please
 Calvin Cooper
Rhove Real Estate 1, LLC
April 15, 2022
Page 2
      address prior comment 3 as follows. Please revise your disclosure in this section and your risk factor disclosure to state clearly whether you intend each series, the limited liability company and/or the series LLC organization, to qualify as a REIT. Disclose the impact on the REIT status of each other series if a particular series ceases to be a REIT. To the extent you intend that a series qualify as a REIT, revise your disclosure to clearly address the legal basis including any applicable Treasury Regulations on which you would rely to qualify such series as a REIT. Additionally address the risk and tax implications to investors of qualifying, or not qualifying, as a REIT.
       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameCalvin Cooper
                                                            Division of
Corporation Finance
Comapany NameRhove Real Estate 1, LLC
                                                            Office of Real
Estate & Construction
April 15, 2022 Page 2
cc:       Kendall Almerico, Esq.
FirstName LastName